January 28, 2010

BY FAX AND U.S. MAIL

Douglas P. Dick
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006-2401

> Re: PIMCO Equity Variable Insurance Trust
>   Initial Registration Statement on Form N-1A
>   File Nos. 333-164078; 811-22376

Dear Mr. Dick:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on December 30, 2009. The registration statement received a full review. Based on our review, we have the following comments.

1. **General Comment**

   Although the fund may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please supplementally confirm that the fund will post its proxy materials on the internet as required by the Rule. *See* Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911; Rel. 34-56135; File No. S7-03-07 (Aug. 1, 2007). *See also*, Internet Availability of Proxy Materials, Rel. No. IC-27671; File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/shtml.

2. **Fees and Expenses of the Portfolio**

   a. Please confirm supplementally that the portfolio does not have any acquired fund fees and expenses in excess of one basis point as per item 3, instr. 3(f)(i) of Form N-1A.

   b. The "Other Expense" line item includes a sub-caption for organization expenses. Please be sure to include a total of all "Other Expenses as per item 3, instr. 3(c)(iii) of Form N-1A.

    c. As the portfolio is a new fund, please disclose in a footnote to the table that "Other Expenses" are based on estimated amounts for the current fiscal year as per item 3, instr. 6(a) of Form N-1A.

    d. Footnote 1

        i. If a portfolio's expenses were lower than the cap such that the fee waiver was not triggered, please remove the footnote. The fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement. Such disclosure can be moved to a section of the prospectus permitted by Item 10(a) of Form N-1A.

        ii. Please revise the footnote so that it is written in plain English and make it more concise.

        iii. Please explicitly state in the footnote the expiration of the contract term (please note that the contract term must extend out at least one year from the effectiveness date of the registration statement). Please disclose who can terminate the contract and the circumstances under which the contract may be terminated. Please delete or move the disclosure stating that PIMCO may terminate a renewal of the contract, as this disclosure is neither required nor permitted by Form N-1A. *See* Instruction 3(e) to Item 3 of Form N-1A.

3. Portfolio Turnover

If the portfolios can only be held by tax-advantaged variable contracts, please remove the disclosure regarding taxable accounts.

4. Principal Investment Strategies (p. 3)

Please revise the disclosure in this section and where appropriate throughout the registration statement to clarify that a significant percentage of the fund's assets will be invested outside the United States. *See* Investment Company Act Release No. 24828 at footnote 42 (Jan.17, 2001).

5. **Principal Risks (Item 4)**

    The "Leveraging Risk" section indicates that investing in reverse repurchase agreements and loans of portfolio securities create some of the principal risks of investing in the fund. Either discuss these investments in the "Principal Investment Strategies" section or explain to us why they are not principal investment strategies of the fund. Also, since the fund has a principal investment strategy of investing in debt securities, please discuss, in this section, the interest rate risk of these securities.

6. **Summary of Principal Risks**

    a. Please move the discussion of Portfolio Holdings from the Summary of Principal Risks section to its own section titled "Portfolio Holdings." Also, if applicable, please state that a description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available on the Fund's website as per item 9(d) of Form N-1A.

    b. Please consider renaming this section so as to avoid confusion with the Principal Risks disclosure in the summary section (*e.g.*, Description of Principal Risks).

7. **Management of the Portfolio**

    In addition to disclosing the Advisory Fee and the Supervisory and Administrative Fee, please state the adviser's aggregate fee as a percentage of average net assets, including any breakpoints as per item 10(a)(1)(ii)(A) of Form N-1A.

8. **Administrative Class Shares (Administrative Class prospectus only)**

    a. In the service fees section, please explain supplementally what is meant by "insurance features for the benefit of investors in connection with the portfolio".

    b. Given that the portfolio is offered through variable insurance contracts, please explain supplementally what connection the portfolio might have to distributors/intermediaries/brokers who offer the insurance contracts.

9. **Redeeming Shares**

    Please confirm supplementally that the second and third paragraphs of this section are applicable to insurance contracts.

10. Frequent or Excessive Purchases, Exchanges and Redemptions

To the extent applicable, please briefly describe any agreements entered into with Insurance Companies pursuant to rule 22c-2 to aid the fund in monitoring potentially abusive trading practices by contract owners.

11. How Portfolio Shares Are Priced

The disclosure states that the Fund "may" fair value securities if events materially affecting the value of foreign portfolio securities occur between the time when their price is determined and the time when the Fund's net asset value is calculated. Please disclose instead that the Fund "will" fair value securities in its portfolio in these circumstances.

12. Portfolio Turnover

Please confirm supplementally that the tax implications described with regard to portfolio turnover is applicable to a portfolio held by insurance contracts.

13. Performance of a Composite of Substantially Similar Managed Accounts

a. Please tell us the name of the other investment company that the portfolio managers advise. Also, please confirm to us that the fund's portfolio managers, while managing the other investment company, were the same persons identified in the other investment company's prospectus as the persons responsible for day-to-day management for the entire performance period shown.

b. Please confirm supplementally whether the portfolio manager has the same degree of discretion in advising the fund as he/she had advising the other Account and discuss any differences. In order to use the Account's performance the portfolio manager must be "primarily responsible" for both the fund's performance and the Account's performance. This means that while others may have had input regarding investment decisions, the portfolio manager had ultimate decision making authority and also will have ultimate authority for the fund being offered.

c. Where prior performance is net of all actual fees/expenses of the Account, the fund should disclose that the prior performance is net of all actual fees/expenses incurred by the Accounts including any sales load. Please confirm that the performance of the Account reflects any actual fees and expenses including any sales loads. Also, if the actual fees/expenses of the Accounts are lower than the fund's fees/expenses, please disclosure that the use of the fund's expense structure would have lowered the performance results.

d. Please confirm supplementally that the standardized SEC method of performance calculation is used in the performance presentation. If the standardized SEC method is not used to calculate the prior performance, the fund should disclose how the performance was calculated and that the method differs from the standardized SEC method.

e. Please confirm supplementally that the registrant has the information necessary to support the calculation of performance, as required by rule 204-2(a)(16) of the Investment Advisers Act of 1940.

14. Back Cover Page

a. Please state whether the Fund makes available its SAI and annual and semi-annual reports, free of charge, on or through the Fund's Web site at a specified Internet address. If the Fund does not make its SAI and shareholder reports available in this manner, disclose the reasons why it does not do so, as per item 1(b) of Form N-1A.

b. Please revise the zip code of the Public Reference Section to read "20549-1520". *See* Item 1(b)(3) of Form N-1A.

15. Front Cover Page of SAI

Please list the Fund's name and the Classes to which the SAI relates prominently on the front cover page.

16. The Trust (SAI)

Please include language stating that the portfolio is diversified, as required by Item 16(a) of Form N-1A.

17. Investment Objectives and Policies (SAI)

Please consider renaming this section or revising the narrative at the beginning of this section to reflect that this section presents the strategies and risks associated with investments by the Fund.

18. Proxy Voting Policies and Procedures (SAI)

If the proxy voting policies of the sub-advisers discusses specific policies (such as how it would vote with regard to corporate governance, social responsibility, management compensation or capital structure), please specifically describe these policies. (*See* Securities Act Release No. 8188). In the alternative, the registrant can include the full proxy voting policies and procedures of the manager.

19. Disclosure of Portfolio Holdings (SAI)

Please disclose the length of the lag, if any, between the date of the information and the date on which the information is disclosed for each recipient of holdings disclosure data as required by Item 11(f)(1)(iii) and (f)(2) of Form N-1A.

20. Taxation

Please confirm supplementally that all of the topics covered in this section are applicable to insurance product funds. (e.g., that all dividends and distributions of the portfolio generally are taxable dividends are generally taxable.).

21. General Comment

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

22. Financial Statements, Exhibits, and Other Information

Please confirm that any financial statements, exhibits and other omitted information will be filed by a pre-effective amendment to the registration statement.

23. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

- -

       Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

       Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

       If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

                           Sincerely,

                           Michael L. Kosoff
                           Senior Counsel
                           Office of Insurance Products